JASON L. KENT +1 858 550 6044 jkent@cooley.com	VIA FEDERAL EXPRESS AND EDGAR

October 5, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 First Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Jacob Luxenburg, Staff Accountant

RE:	Retrophin, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed March 1, 2017
File No. 001-36257

Ladies and Gentlemen:

On behalf of Retrophin, Inc. (the “Company”), this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated September 26, 2017 (the “Comment Letter”), regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the “2016 Annual Report”). The Comment Letter from the Staff was received in response to the Company’s letter dated September 1, 2017 (the “Prior Response Letter”) responding to comments from the Staff by letter dated August 21, 2017. The text of the Staff’s comments has been included in this letter in italics for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Comment Letter. A hard copy of this letter has been provided to the Staff.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates, page 45

1.

We acknowledge your response to our prior comment 1. As it pertains to the 2016 ending government rebate reserve balance of $4,564,000 presented in the table, please clarify for us how this amount reconciles to the 2016 ending government rebate reserve balance of $6,967,000 million presented in your accrued expenses disclosure on page F-23 of your filing.

Response:

In 2014, the Company entered into a license agreement with Mission Pharmacal Company (“Mission”), pursuant to which the Company obtained an exclusive, royalty-bearing license to market, sell and commercialize Thiola in the United States and Canada, and a non-exclusive license to use know-how relating to Thiola to the extent necessary to market Thiola. Mission is the holder of the National Drug Code for Thiola, and is therefore responsible for administering and paying all Medicaid rebates related to Thiola, and the Company is contractually obligated to reimburse Mission for such expenses. The difference between the government rebate reserve

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balance of $4,564,000 presented in the Prior Response Letter and the 2016 ending government rebate reserve balance of $6,967,000 presented in the Company’s accrued expenses disclosure on page F-23 of the 2016 Annual Report is related to an invoice received by the Company from Mission for the reimbursement of $2,403,000 in Medicaid rebates paid by Mission on the Company’s behalf (the “Medicaid Reimbursement Amount”). The Medicaid Reimbursement Amount was included in the accrued expenses disclosure on page F-23 of the 2016 Annual Report, but was excluded from the government rebate reserve balance presented in the Prior Response Letter.

Notes to Consolidated Financial Statements

Entity Wide Disclosure Information

2.

We acknowledge your response to our prior comment 2. Based on the prescribed uses highlighted in your response it does not appear that Thiola is similar to either Chenodal or Cholbam. Thus, please confirm to us that, in future filings, you will disclose the net revenue for Thiola and, separately, the combined net revenue for Chenodal and Cholbam for each of the financial statement periods presented. Refer to ASC 280-10-50-40.

Response:

The Company acknowledges the Staff’s comment and confirms that, in future filings with the Commission, as applicable and in accordance with ASC 280-10-50-40, beginning with the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, it will disclose the net revenue for Thiola and, separately, the combined net revenue for Chenodal and Cholbam for each of the financial statement periods presented.

* * * *

Please contact me at (858) 550-6044 with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Sincerely,

/s/ Jason L. Kent

Jason L. Kent

cc:	Laura Clague, Retrophin, Inc.
Elizabeth Reed, Retrophin, Inc.

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